CERTIFICATE OF QUALIFIED PERSON

Certificate of David Farrow

I, David Farrow, of Vancouver, British Columbia, Canada, as a co-author of this “Updated Technical Report on Flame & Moth Deposit, Flame & Moth Property, Keno Hill District, Yukon”dated March 15th 2013 (the “Technical Report”), do hereby certify:

1)	I am a Geologist with GeoStrat Consulting Services Inc of 40-4055 Indian River Drive, North Vancouver, British Columbia, V7G 2R7, Canada

2)	I am a graduate of the University of the Witwatersrand, Johannesburg, South Africa (GDE (Geostatistics) 1998) and the University of Cape Town, Cape Town, South Africa (B.Sc.(Hons) 1982).

3)

I am a member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia (License # 33860). I am also a member in good standing of The South African Council for Natural Science Professions (License # 400074/87).

4)	I have practiced my profession continuously since graduation.

5)

I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purpose of NI 43-101.

6)	My relevant experience with respect to Flame and Moth Project includes over 30 years in exploration, mining geology and grade estimation in Canada and southern Africa.

7)	I am responsible for the preparation of section 15 of the Technical Report. I have visited the Property that is the subject of this report in October 2011.

8)	I have had no prior involvement with the property that is the subject of the Technical Report

9)

As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the sections of this Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

10)	I am independent of Alexco Resource Corp as defined by Section 1.5 of the Instrument.

11)	I have read NI 43-101 and Form 43-101F1 and the sections for which I am responsible in the Technical Report have been prepared in compliance with NI 43-101 and Form 43-101F1.

Signed and dated this 15th day of March 2013, at North Vancouver, British Columbia, Canada.

Original Signed and Sealed

David Farrow, Pr.Sci.Nat, P.Geo.